CUSIP No. 419596-20-0	13D	Page 1 of 23 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Amy Wilson

Bryan Cave Leighton Paisner LLP

One Atlantic Center

Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, GA 30309

Telephone: (404) 572-6926

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 23 Pages

1	NAME OF REPORTING PERSONS: H5, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,743 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,743 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 3 of 23 Pages

1	NAME OF REPORTING PERSONS: Pine Hill Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,743 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,743 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 4 of 23 Pages

1	NAME OF REPORTING PERSONS: J. Rawson Haverty, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 157,591 Shares of Class A Common Stock
	8	SHARED VOTING POWER 107,164 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 82,331 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 180,681 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,755 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 23 Pages

1	NAME OF REPORTING PERSONS: Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003, a/k/a Marital Trust u/w July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 6 of 23 Pages

1	NAME OF REPORTING PERSONS: Marital Trust B Dated October 31, 2012 Created by the Trustees of the Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 7 of 23 Pages

1	NAME OF REPORTING PERSONS: Margaret Munnerlyn Haverty Revocable Trust Dated August 15, 2007 as Amended and Restated on December 17, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 419596-20-0	13D	Page 8 of 23 Pages

1	NAME OF REPORTING PERSONS: H5-MHG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,746 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 37,746 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,746 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 9 of 23 Pages

1	NAME OF REPORTING PERSONS: H5-JMH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,622 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,622 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,622 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 10 of 23 Pages

1	NAME OF REPORTING PERSONS: H5-JRH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 90,140 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 90,140 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,140 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 11 of 23 Pages

1	NAME OF REPORTING PERSONS: H5-MEH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,088 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,088 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,088 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 12 of 23 Pages

1	NAME OF REPORTING PERSONS: H5-BMH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 41,481 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 41,481 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,481 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 13 of 23 Pages

1	NAME OF REPORTING PERSONS: Margaret Haverty Glover
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 37,746 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 111,263 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,263 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 14 of 23 Pages

1	NAME OF REPORTING PERSONS: Jane Middleton Haverty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 28,816 Shares of Class A Common Stock
	8	SHARED VOTING POWER 25,622 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 28,816 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 100,882 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,698 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 15 of 23 Pages

1	NAME OF REPORTING PERSONS: Mary Elizabeth Haverty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,088 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 96,605 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,605 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 16 of 23 Pages

1	NAME OF REPORTING PERSONS: Ben M. Haverty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 41,481 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 114,998 Shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,998 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 17 of 23 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2007 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 24, 2010, Amendment No. 2 filed with the SEC on June 14, 2012, Amendment No. 3 filed with the SEC on November 15, 2012, Amendment No. 4 filed with the SEC on March 21, 2013, Amendment No. 5 filed with the SEC on May 15, 2013, Amendment No. 6 filed with the SEC on July 18, 2013, Amendment No. 7 filed with the SEC on December 17, 2013, Amendment No. 8 filed with the SEC on January 13, 2015, Amendment No. 9 filed with the SEC on June 29, 2015, Amendment No. 10 filed with the SEC on January 3, 2017, and Amendment No. 11 filed with the SEC on January 3, 2018 (such amendments, together with the Original Schedule 13D, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company. This Amendment No. 12 is being filed to update the Reporting Persons and to amend and supplement the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended to include the following:

The names of the persons filing this Schedule 13D and, where applicable, their respective places of organization, general partners, and controlling persons and the information regarding them, are as follows:

(a)

(i) H5-MHG, LLC, a Georgia limited liability company (“H5-MHG”), and Margaret Haverty Glover, the manager of H5-MHG (“MHG”);

(ii) H5-JMH, LLC, a Georgia limited liability company (“H5-JMH”), and Jane Middleton Haverty, the manager of H5-JMH (“JMH”);

(iii) H5-JRH, LLC, a Georgia limited liability company (“H5-JRH”);

(iv) H5-MEH, LLC, a Georgia limited liability company (“H5-MEH”), and Mary Elizabeth Haverty, the manager of H5-MEH (“MEH”); and

(v) H5-BMH, LLC, a Georgia limited liability company (“H5-BMH”), and Ben M. Haverty, the manager of H5-BMH (“BMH”);

Items (i) through (v) above together with the other persons named in Item 2, collectively, the “Reporting Persons”.

(b)

Each of H5-MHG, H5-JMH, H5-JRH, H5-MEH, and H5-BMH has its principal place of business and its principal office at 201 41st Avenue South, Jacksonville Beach, FL, 32250. MHG’s business address is 244 Pablo Road, Ponte Vedra, FL 32082. JMH’s business address is 201 41st Avenue South, Jacksonville, FL 32250. MEH’s business address is 407 Oceanwalk Drive South, Atlantic Beach, FL 32233. BMH’s business address is 3741 Dumbarton Rd., NW, Atlanta, GA 30327.

(c)

The principal business of each of H5-MHG, H5-JMH, H5-JRH, H5-MEH, and H5-BMH is to enter into any lawful business activity, to acquire, operate, lease and hold for investment interests in real estate, partnerships, other limited liability companies, joint ventures and in other forms of real, personal and intangible property. The LLC is managed by its sole manager, Jane Middleton Haverty. MHG’s principal occupation is Sales Associate for JMcLaughlin, Inc., a fashion retailer with an address of 330 A1A North, Suite 214, Ponte Vedrea Beach, FL 32082. JMH’s principal occupation is Attorney for McKael Consulting, LLC, a consulting firm with an address of 201 41st Avenue South, Jacksonville Beach, FL 32250. MEH’s principal occupation is Sales Associate for Tuesday Morning, Inc., a furniture retailer with an address of 840 A1A North, Ponte Vedra, FL 32082. BMH’s principal occupation is Vice President of the Atlanta Retail Services Group for Colliers International, a real estate services organization with an address of 1230 Peachtree Street, Northeast, Suite 800, Atlanta, GA 30309-3574.

(f)	Each of MHG, JMH, MEH and BMH is a citizen of the United States of America.

CUSIP No. 419596-20-0	13D	Page 18 of 23 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

The shares of the Company’s Class A Common Stock held by each of H5-MHG, H5-JMH, H5-JRH, H5-MEH and H5-BMH were acquired through gift from H5.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	The Reporting Persons beneficially own an aggregate 421,508 shares or 24.0% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Proxy Statement filed by the Company on April 1, 2019 which reported that 1,757,157 shares of Class A Common Stock were outstanding as of March 15, 2019.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement and the amendments thereto, as described in Item 6 below, with the Other Class A Shareholders. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,113,991 shares or 63.4% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)

The Partnership beneficially owns 1,743 shares or 0.1% of the Class A Common Stock of the Company. The LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership. JMH, as the sole manager of the LLC, has granted Mr. Haverty a proxy with voting power over the shares of Class A Common Stock of the Company held by the Partnership.

Mr. Haverty directly owns 80,000 shares or 4.6% of the Class A Common Stock of the Company. Mr. Haverty beneficially owns 264,755 shares or 15.1% of the Class A Common Stock of the Company. Mr. Haverty has sole dispositive power with respect to 82,331 shares of Class A Common Stock and sole voting power with respect to 157,591 shares of Class A Common Stock.

Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 11,228 shares held by the Trust for the Benefit of Hannah Haverty (“Daughter’s Trust”). Mr. Haverty and Nan S. Haverty hold shared voting and dispositive power with respect to the 5,796 shares held by the Trust for the Benefit of Rhett Haverty (“Son’s Trust”). Mr. Haverty has no pecuniary interest in the shares of the Daughter’s Trust or the Son’s Trust, and disclaims any beneficial ownership in the shares held by the Daughter’s Trust and the Son’s Trust.

Mr. Haverty holds sole voting power and shares dispositive power over the 73,517 shares held by the Mary E. Haverty Foundation (the “Foundation”) with the other trustees of the Foundation: MHG, JMH, MEH and BMH. Mr. Haverty, MHG, JMH, MEH and BMH have no pecuniary interest in the shares of the Foundation and disclaim any beneficial ownership in the Foundation’s shares. Mr. Haverty holds sole voting and sole dispositive power over the 2,331 shares held in the J. Rawson Haverty, Jr. Roth Inherited IRA.

CUSIP No. 419596-20-0	13D	Page 19 of 23 Pages

None of the Marital Trust, Marital Trust B or the MMH Trust currently hold any Class A Common Stock. The trustees of each of the Marital Trust, Marital Trust B and the MMH Trust are Mr. Haverty, JMH and BMH. Mr. Haverty disclaims beneficial ownership of the shares held from time to time by Marital Trust, Marital Trust B, and the MMH Trust, except to the extent of any pecuniary interest he may have therein.

H5-MHG beneficially owns 37,746 shares or 2.1% of the Class A Common Stock of the Company. As the manager of H5-MHG, MHG shares voting and dispositive power with H5-MHG with respect to the 37,746 shares of Class A Common Stock of the Company held by H5-MHG.

H5-JMH beneficially owns 25,622 shares or 1.5% of the Class A Common Stock of the Company. As the manager of H5-JMH, JMH shares voting and dispositive power with H5-JMH with respect to the 25,622 shares of Class A Common Stock of the Company held by H5-JMH.

H5-JRH beneficially owns 90,140 shares or 5.1% of the Class A Common Stock of the Company. As the manager of H5-JRH, Mr. Haverty shares voting and dispositive power with H5-JRH with respect to the 90,140 shares of the Class A Common Stock held by H5-JRH.

H5-MEH beneficially owns 23,088 shares or 1.3% of the Class A Common Stock of the Company. As the manager of H5-MEH, MEH shares voting and dispositive power with H5-MEH with respect to the 23,088 shares of Class A Common Stock of the Company held by H5-MEH.

H5-BMH beneficially owns 41,481 shares or 2.4% of the Class A Common Stock of the Company. As the manager of H5-BMH, BMH shares voting and dispositive power with H5-BMH with respect to the 41,481 shares of Class A Common Stock of the Company held by H5-BMH.

JMH beneficially owns 129,698 shares or 7.4% of the Class A Common Stock of the Company, which includes 25,622 shares held by H5-JMH and 73,517 shares held by the Foundation. JMH holds sole voting and sole dispositive power over the 28,816 shares held by Jane M Haverty Trust dated September 20, 2007.

MEH beneficially owns 96,605 shares or 5.5% of the Class A Common Stock of the Company, which includes 23,088 shares held by H5-MEH and 73,517 shares held by the Foundation.

MHG beneficially owns 111,263 shares or 6.3% of the Class A Common Stock of the Company, which includes 37,746 shares held by H5-MHG and 73,517 shares held by the Foundation.

BMH beneficially owns 114,998 shares or 6.5% of the Class A Common Stock of the Company, which includes 41,481 shares held by H5-BMH and 73,517 shares held by the Foundation.

(c)	Except as set forth on Schedule 1 hereto and as described above, no other recent transactions in Class A Common Stock were effected by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	On May 8, 2019, the Partnership and the LLC ceased to be the beneficial owner of more than five percent (5%) of the Class A Common Stock of the Company.

CUSIP No. 419596-20-0	13D	Page 20 of 23 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

In connection with the disposition of Class A Shares described above and pursuant to the terms of the Class A Shareholders Agreement, the Company and each of H5-MHG, H5-JMH, H5-JRH, H5-MEH and H5-BMH executed counterparts to the Class A Shareholders Agreement, effective May 1, 2019, to admit each of H5-MHG, H5-JMH, H5-JRH, H5-MEH and H5-BMH as parties to the Class A Shareholders Agreement. These signature pages to the Class A Shareholders Agreement are filed as Exhibit 99.1 hereto.

The Reporting Persons have entered into the Joint Filing Agreement filed as Exhibit 99.2 hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Executed Signature Pages to the Class A Shareholders Agreement.

Exhibit 99.2	Joint Filing Agreement.

CUSIP No. 419596-20-0	13D	Page 21 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 22, 2019	H5, L.P.

By:	Pine Hill Associates, LLC, its General Partner

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Manager of Pine Hill Associates, LLC

PINE HILL ASSOCIATES, LLC

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Manager

J. RAWSON HAVERTY, JR.

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.

Trust Created Under Item VI of the Last Will and Testament of Rawson Haverty Dated July 21, 2003

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

Marital trust b Dated October 31, 2012

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Trustee

CUSIP No. 419596-20-0	13D	Page 22 of 23 Pages

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

MARGARET MUNNERLYN HAVERTY REVOCABLE TRUST DATED AUGUST 15, 2007 AS AMENDED AND RESTATED ON DECEMBER 17, 2012

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Trustee

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Trustee

By:	/s/ Ben M. Haverty
Ben M. Haverty
Trustee

H5-MHG, LLC

By:	/s/ Margaret Haverty Glover
Margaret Haverty Glover
Manager
H5-JMH, LLC

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty
Manager
H5-JRH, LLC

By:	/s/ J. Rawson Haverty, Jr.
J. Rawson Haverty, Jr.
Manager
H5-MEH, LLC

By:	/s/ Mary Elizabeth Haverty
Mary Elizabeth Haverty
Manager
H5-BMH, LLC

By:	/s/ Ben M. Haverty
Ben M. Haverty
Manager

CUSIP No. 419596-20-0	13D	Page 23 of 23 Pages

Margaret Haverty Glover

By:	/s/ Margaret Haverty Glover
Margaret Haverty Glover

Jane Middleton Haverty

By:	/s/ Jane Middleton Haverty
Jane Middleton Haverty

Mary Elizabeth Haverty

By:	/s/ Mary Elizabeth Haverty
Mary Elizabeth Haverty
Ben M. Haverty

By:	/s/ Ben M. Haverty
Ben M. Haverty

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the last 60 days

1.	H5, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 6, 2019	Disposition	220,617	N/A	Conversion[1]
May 7, 2019	Disposition	886	N/A	Conversion[1]
May 8, 2019	Disposition	37,746	N/A	Transfer to H5-MHG, LLC
May 8, 2019	Disposition	25,622	N/A	Transfer to H5-JMH, LLC
May 8, 2019	Disposition	90,140	N/A	Transfer to H5-JRH, LLC
May 8, 2019	Disposition	23,088	N/A	Transfer to H5-MEH, LLC
May 8, 2019	Disposition	41,481	N/A	Transfer to H5-BMH, LLC

2.	Pine Hill Associates, LLC

No transactions.

3.	J. Rawson Haverty, Jr.

No transactions.

4.	Marital Trust

No transactions.

5.	Marital Trust B

No transactions.

6.	MMH Trust

No transactions.

7.	H5-MHG, LLC

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 8, 2019	Acquisition	37,746	N/A	Transfer from H5, L.P.

8.	H5-JMH, LLC

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 8, 2019	Acquisition	25,622	N/A	Transfer from H5, L.P.

9.	H5-JRH, LLC

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 8, 2019	Acquisition	90,140	N/A	Transfer from H5, L.P.

10.	H5-MEH, LLC

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 8, 2019	Acquisition	23,088	N/A	Transfer from H5, L.P.

11.	H5-BMH, LLC

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
May 8, 2019	Acquisition	41,481	N/A	Transfer from H5, L.P.

12.	Margaret Haverty Glover

No transactions.

13.	Jane Middleton Haverty

No transactions.

14.	Mary Elizabeth Haverty

No transactions.

15.	Ben M. Haverty

No transactions.

1 Conversion of Class A Common Stock of the Company into common stock of the Company.